Exhibit 99.3

1*1
Industry Industrie
Canada Canada
Certificate of Amendment Certificat de modification
Canada Business Corporations Act Loi canadienne sur les societes par actions
CALEDONIA MINING CORPORATION
Corporate name / Denomination sociale
312975-6
Corporation number / Nuindro de society
I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment.
JE CERTIFIE que les statuts de la societe susmentionnee sont modifies aux termes de l'article 178 de la Loi canadienne sur les societes par actions, tel qu'il est indique dans les clauses modiflcatrices ci-jointes.
Marcie Girouard
Director / Directeur
2013-02-05
Date of Amendment (YYYY-MM-DD) Date de modification (AAAA-MM-JJ)
Canada

Insufficient, plaase attach a schedule to U" lorm.
H Declaration
This lorm must be signed by a director or an officer of the corporation (subsection 262(2) ol the C8CA).
General
The information you provide in this document is collected under the authority ol the CBCA and will be stored in personal information bank number IC/PPU-049. Personal information that you provide is protected under the provisions ol the Privacy Act- Hmww, pLfeiic rirctare pursuant to sec#on36 ol the CBCA is permitted under the Privacy fid
If you require more information, please consult oor website at www.corporalionscanada.lc.0c.ca nr contact us at 613-MI -9042 (Ottawa region), loll free al 1 -866-333-5556 or by email at corporatlonscanadaSic.ge.ca.
Prescribed Fees
o Corporations Canada Online filing Centre: $200
o By mail or Ian: $200 paid by clwqie payable to the Receiver General lot Canada or by credit card (American Express. MasterCard* or Visa}.
Important Reminders
Changes ol registered office address and/or mailing address:
Compete and ffle Change d Registered Ctflice Address (Form 31-
Changes ot dtoctore or changes of a cBrector's address:
CompfetE and file Changes Regarding Directors (Form 6).
These forms can be Wed eleclronicaly, by mail or by lax free ol charge.
File documents online:
Corporations Canada Online Filing Centre:
www.corporationscanada.ic.gc.ca
Or send documents by mail:
Director General,
Corporations Canada Jean Edmonds Tower South 9th Floor
365 Laurier Ave. West Ottawa ON K1A 0C8
By Facsimile:
613-941-0999
Articles of Amendment
(Section 27 or 177 of the Canada Business Corporations Act (CBCA))
I Corporation name
CALEDONIA MINING CORPORATION
2 | Corporation number
312975 ~.6j
! 1 L-I I t S-_L
The articles are emended as follows:
(Please note that more than one section can be filled out)
A: The corporation changes its name to:
B: The corporation changes the province or territory in Canada where the registered office is situated to: (Do not Indicate the full address)
C: The corporation changes the minimum and/or maximum number of directors to:
(For a fixed number of directors, please indicate the same number in both the minimum and maximum options)
minimum: maximum:
D: Other changes: (e.g., to the classes of shares, to restrictions on sham transfers, to restrictions on the businesses of the corporation or to any other provisions that are permitted by the CBCA to be set out in the Articles) Please specify.
As a Special Resolution that the stated capital account maintained in respect of the common shares is hereby reduced by $140,000,000 Cdn. and to the extent permitted by the Company's accounting standards an offsetting increase shall be made to the contributed surplus account to be recorded on the Company's financial statements
As a Special Resolution lhat the issued and outstanding common shares in the capital of the Company be consolidated on the basis of one (1) post-oonsoliciation common share for every ten (10) common shares currently issued and outstanding
4~| Declaration
I hereby certify that I am a director or an officer of the corporation.
( 604} 640-6357
Note: Misrepresentation constitutes an offence and. on summa-y conviction, a person is liable to a tine not exceeding $5000 or to imprisonment for a term not exceeding six months of both (subsection 250{1) ot the CBCA).
Canada
IC 3069(2006/12)
M 5 FEB '13 9:45